AGREEMENT OF PURCHASE AND SALE

(REAL PROPERTY AGREEMENT)

2071827 ALBERTA LTD. (the "Purchaser") hereby agrees to purchase from WHITEMUD PLACE PROPERTIES INC. (the "Vendor") and the Vendor hereby agrees to sell to the Purchaser all of the Vendor's right, title and interest in and to the Property (as defined below), free and clear of all Encumbrances except the Permitted Encumbrances at and for the Purchase Price.

1.	Definitions. In this agreement (the “Agreement”), the following terms shall have the following respective meanings:

(a)	"Alberta Property" has the meaning set out in Section 18 hereof;

(b)	"Business Day" means any day other than a Saturday, Sunday or any statutory holiday in the Provinces of Alberta or Ontario;

(c)	"Chattels" means any and all personal property, if any, owned by the Vendor and located at or connected with the operation of the Lands.

(d)	"Closing" means the transactions contemplated herein to be completed on the Closing Date;

(e)	"Closing Date" means October 30, 2017 or such other date as the Vendor and Purchaser may agree to in writing;

(f)
"Encumbrances" means all liens, mortgages, security interests, unpaid or outstanding claims or demands, charges, burdens and encumbrances, financial and non-financial, registered or unregistered, affecting the Property;

(g)
"Lands" means, collectively, those lands municipally and legally described in Schedule "A" hereto, together with all buildings, erections, structures, fixtures, parking areas and other improvements which are located in or on the Lands;

(h)	"Leases" means those leases of the Lands listed in Schedule "C" hereto;

(i)	"Ontario Properties" has the meaning set out in Section 17 hereof;

(j)	"Permitted Encumbrances" means those Encumbrances to be assumed by the Purchaser as set forth in Schedule "B" hereto;

(k)	"Property" means the Lands, the Leases and the Chattels;

(l)	"Purchase Price" means the amount as set forth in Section 4 hereof;

(m)
"Title Transfer Date" means the date Purchaser’s solicitor provides a Certified Copy of Title in respect of the Lands to the Vendor evidencing that registration of title in the name of the Purchaser or Purchaser’s designee has been confirmed in respect of the Alberta Property (as defined herein). For greater certainty, the Title Transfer Date shall be a Business Day.

2.
Extended Meanings. Grammatical variations of any terms defined herein have similar meanings to such defined terms, words importing number include the singular and the plural; words importing gender include the feminine, neuter and masculine genders.

3.
Headings. The division of this Agreement into separate Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

4.
Purchase Price. The total purchase price shall be the sum of Thirty One Million Sixty Thousand ($31,060,000.00) Canadian Dollars plus G.S.T. and H.S.T. (the "Purchase Price") payable to the Vendor on the Closing Date in accordance with the terms contained herein.

5.	Payment. Any monies to be paid by the Purchaser hereunder shall be paid to the Vendor's solicitor (Miller Thomson LLP) by way of wire transfer.

6.	Allocation of Purchase Price. The Purchase Price shall be allocated among the Property in accordance with the allocation set forth in Schedule "D" hereof.

7.	Closing. The purchase and sale of the Property shall be subject to the Closing provisions herein set out.

8.	Land Transfer Tax (Ontario). The Purchaser shall be responsible for and pay any land transfer taxes or deed transfer taxes payable on the transfer of the Property.

9.	Leases.

(a)	As of the Closing Date the Vendor hereby agrees to assign and the Purchaser hereby agrees to assume all of the Vendor’s right, title and interest in and to the Leases in respect of the Property.

(b)
No new leases, contracts or agreements relating to the Property shall be entered into by the Vendor at any time prior to Closing without the prior written consent of the Purchaser, and in the case of the Alberta Property (defined below), until the Title Transfer Date. The Vendor shall not after the date of this Agreement encumber the Property or enter into any agreements with respect to the Property. Without limiting the generality of the foregoing, the Vendor shall be obligated to pay or discharge any liens that are registered against the Property after the Closing, but which relate to work done prior to Closing.

10.	Adjustments. Adjustments shall be made as between the Vendor and Purchaser in respect of the Closing as at the Closing Date, which adjustments shall include the following:

(a)	all assessed and outstanding taxes including, but not limited to, property taxes in respect of the Property payable by the Vendor;

(b)	all charges or levies for utilities, including, but not limited to, electricity, natural gas, water, sewage, telephone and other services provided to the Property in the nature of utilities;

(c)	all rents, damage or security deposits and other amounts paid by any tenants on the Property as deposits or prepayments of rents; and

(d)	all other adjustments established by usual practice in the municipalities in which the Property is located for the purchase and sale of similar commercial properties.

11.
Risk/Liability. The Property shall remain at the risk and liability of the Vendor until the completion of the Closing and the Vendor shall maintain at its expense all insurance thereon or in respect of the same until the completion of and through the Closing Date. Further, with respect to the Alberta Property, the Vendor and the Purchaser shall each maintain, at its own respective expense, all insurance thereon or in respect of the same until the Title Transfer Date. In the event that, on or prior to the Closing Date (or, in the case of the Alberta Property, the Title Transfer Date), any damage was or is caused to the Property, or any part thereof, then the insurance proceeds shall be assigned to the Purchaser.

12.	Vendor's Representations and Warranties.

(a)
The Vendor represents, covenants and warrants to the Purchaser and acknowledges that the Purchaser is relying upon each such representation, covenant and warranty (each such representation, covenant and warranty being a condition precedent to the Purchaser's obligations hereunder, and each being included herein for the benefit of the Purchaser and may be waived only by it) and that, unless otherwise stated, on the date of this Agreement and on the Closing Date:

(i)	the Vendor is not a non-resident of Canada within the meaning of Section 116(5) of the Income Tax Act (Canada).

(ii)
the Vendor is a body corporate duly formed and validly existing under the laws of its jurisdiction of incorporation. The Vendor has the necessary corporate power and capacity to own and operate the Property. The name, jurisdiction of incorporation and the list of directors and officers of the Vendor as set out in Schedule E are true and correct.

(iii)	the Vendor is licensed, registered or otherwise qualified to carry on its business in the provinces of Alberta and Ontario, and the Vendor is in good standing in such jurisdictions.

(iv)
the board of directors of the Vendor has taken all necessary corporate actions, steps and other proceedings to approve and authorize the transfer of the Property to the Purchaser. The Vendor has good and sufficient right and authority to enter into all agreements and transactions in connection with the transactions contemplated under this Agreement and to perform all obligations under such agreements and transactions.

(v)
this Agreement has been duly executed and delivered by the Vendor and it constitutes a legal, valid and binding obligation of the Vendor, enforceable against it in accordance with its terms, subject only to any limitation under laws relating to:

(A)	bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights; and

(B)	the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunctive relief.

(vi)	the execution, delivery and performance of this Agreement by the Vendor will not:

(A)
constitute or result in a violation or breach of, or conflict with any term or provision of Vendor’s articles, by-laws and other constating documents, or permit any Person to exercise any rights under its articles, by-laws and other constating documents, including its shareholders' agreement (if any);

(B)	constitute or result in a violation or breach of, conflict with or cause the termination or revocation of, any authorization held by the Vendor necessary to operate the Property;

(C)	result in the creation of any encumbrance on the Property; or

(D)	result in a breach or violation of any law.

(vii)	the execution, delivery and performance by the Vendor of the transactions contemplated by this Agreement, will not:

(A)	result in a breach or a violation of, or conflict with any contract affecting the Property; or

(B)	give any Person the right to terminate or amend any contract or cause the acceleration of any obligations assumed by the Purchaser related to the Property.

(viii)
there is no requirement for the Vendor to obtain any authorization from, make any filing with, or give notice to, any governmental authority in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement, except for government filings, and authorizations to be obtained on the payment of taxes and other governmental charges, relating to the transfers of the Lands and discharge of Encumbrances as contemplated by the terms of this Agreement.

(ix)
except as relates to the discharge of Encumbrances as contemplated by the terms of this Agreement, there is no requirement for the Vendors to obtain any consent or approval from, or to give notice to, any party under any material contract to which the Vendor is a party, in connection with, or as a condition to, the lawful completion of any of the transactions contemplated by this Agreement.

(x)
the Vendor is the sole absolute legal and beneficial owner of, and has good title in fee simple to, the Property, free and clear of any and all liens and encumbrances, except for Encumbrances that will be discharged on or prior to Closing; the Permitted Encumbrances and liens for current taxes not yet due.

(xi)
there are no agreements, options (including rights of first refusal), contracts or commitments to sell, transfer or otherwise dispose of the Property or which would restrict the ability of the Vendor to transfer Property.

(xii)
all of the buildings and fixtures located on the Property were, to the knowledge of the Vendor, constructed in accordance with all laws then in effect, and the Vendor or the tenant, as applicable, has adequate rights of ingress and egress into the Property. To the knowledge of the Vendor, none of the Property or the buildings and fixtures on such properties, nor their use, operation or maintenance violates any restrictive covenant or any provision of any law or encroaches on any property owned by any other person. No condemnation or expropriation proceeding is pending or, to the knowledge of the Vendor, threatened which would preclude or impair the use of any of the Property for the purposes for which it is currently used. To the knowledge of the Vendor, there are no pending applications or notices in respect of rezoning or land use designations affecting the Property.

(xiii)	all taxes that are due and payable with respect to the Property have been paid.

(xiv)	no amounts are owing by the Vendor in respect of the Property to any governmental authority or public utility, other than current accounts which are not in arrears.

(xv)	Schedule A sets out the respective legal description and municipal address of each Property.

(xvi)
except as may have been previously disclosed to the Purchaser in writing or in compliance with environmental laws, to the Vendors’ knowledge, the current and past operations of the Property and the use, maintenance and operation thereof were, have been and are in compliance with all applicable environmental laws as from time to time in force and effect. In respect of the Property, the Vendor has complied with all reporting and monitoring requirements under all applicable environmental laws as from time to time in force and effect. The Vendor has not received any notice of any non-compliance with any applicable environmental laws in respect of the Property. The Vendor has not been convicted of an offence for non-compliance with any applicable environmental laws or been fined or otherwise sentenced or settled such prosecution short of conviction. The Vendor has not received any claim or demand from any person or authority regarding a breach or alleged breach of any applicable environmental laws or costs of clean-up of any hazardous substance or notice of any such claim or demand and to the knowledge of the Vendors there are no grounds on which any such claim or demand could be made with any reasonable likelihood of success.

(xvii)
except as may have been previously disclosed to the Purchaser in writing or in compliance with environmental laws there are no hazardous substances located on, in, or under the Property, and since December 31, 2001 no release of any hazardous substances has resulted from the operation of the Vendor’s or its tenant’s businesses or the conduct of any other activities of the Vendor. Except as may have been previously disclosed to the Purchaser in writing, since December 31, 2001 the Property has not been used by the Vendor or its tenant to use, produce, generate, store, handle, transport or dispose of any hazardous substances except in compliance with applicable environmental laws as from time to time in effect.

(xviii)	except as may have been previously disclosed to the Purchaser in writing, there are no underground or surface storage tanks or urea formaldehyde foam insulation, asbestos,

polychlorinated biphenyls (PCBs), ozone-depleting substances or radioactive substances located on, in, under, or migrating from any of the Property. To the Vendor’s knowledge, there is no basis upon which the Purchaser could become, responsible for any clean-up or corrective action under any applicable environmental laws. The Vendor has not conducted or caused to be conducted an environmental audit, assessment or study of any of the Property, other than such environmental audits, assessments or studies which have been previously disclosed to the Purchaser in writing and copies of which have been provided to the Purchaser.

(xix)
except as may have been previously disclosed to the Purchaser in writing, there is no claim or litigation currently pending, or threatened with respect to the Property or the occupancy or use thereof by the Vendor or the tenants.

(xx)	the Property is in good working order and repair, subject to reasonable wear and tear.

(xxi)	the tenants have fulfilled their obligations under the Leases with the Vendor to Closing and the Vendor has no outstanding claims of any nature against such tenants with respect to each of the Leases.

(xxii)	none of the Leases have been assigned nor has the whole or any part of the Property been sublet or otherwise shared.

(xxiii)	there is no right of set-off of such tenant against the Vendor in respect of such Lease or the rents payable by the tenant thereunder.

(xxiv)
the Vendor has fulfilled its obligations under each of the Leases with such tenant to Closing and that such tenant has no outstanding claims of any nature against the Vendor with respect to each of the Leases.

(b)
The Purchaser agrees that the Property is being purchased on an "as-is" basis and that except for the representations and warranties set forth in this Agreement there is no representation, warranty or condition, express or implied by the Vendor as to the condition or status of the Property.

13.	R&W Insurance Policy

(a)
The Purchaser will obtain representation and warranty insurance (the "R&W Insurance Policy") concurrently with the execution of this Agreement on such terms as shall ensure that each of the representations and warranties set out in Section 12 hereof shall be covered by the terms of the R&W Insurance Policy. The entire cost of the R&W Insurance Policy shall be borne exclusively by the Purchaser.

(b)
Subject to Section 13(c), no claim may be made for breach of any representation or warranty in Section 12 hereof against the Vendors and Purchaser's exclusive remedy for such claims shall be limited to claiming under the R&W Insurance Policy.

(c)
Notwithstanding anything herein to the contrary, Vendor’s fraud, willful misconduct or intentional breach of any obligation or provision of this Agreement shall not be limited by any de minimus threshold or liability cap set out in this Agreement.

14.	Vendor's Closing Deliveries.

(a)	At the Closing Date, the Vendor's solicitor shall deliver to the Purchaser's solicitor the following documents:

(i)
transfers of the Property, duly executed by the Vendor in registrable form. If directed by the Purchaser, the Vendor will insert as the name of the transferee in the transfers of land, the post-amalgamation successor entity name of the Purchaser. In respect of the Ontario Properties (as hereinafter defined), the transfers will be engrossed in the name of the post-amalgamation successor entity (if so directed) and released electronically by the Vendor’s solicitors to the Purchaser’s solicitors through the Teraview gateway for registration by the Purchaser’s solicitors.

(ii)	a statement of adjustments;

(iii)	a bill of sale respecting the Chattels; and

(iv)
all transfers, assignments and other documentation relating to the completion of this transaction as may be reasonably required by the Purchaser and its solicitor to transfer legal and beneficial title to the Property to the Purchaser.

(b)
The documents and other instruments to be delivered by the Vendor to the Purchaser's solicitors in accordance with the provisions of Section 13(a) hereof (including, without limitation, the transfers of land) shall be delivered in trust on such reasonable trust conditions that are consistent with this Agreement and as would customarily be imposed in a similar transaction in Edmonton, Alberta and in Toronto, Ontario, as applicable. The Vendor shall be permitted to use the cash to close paid by the Purchaser to discharge any non-Permitted Encumbrances from title to the Property after the Closing Date (in respect of the Ontario Properties) and Title Transfer Date in respect of the Alberta Property.

15.	Purchaser's Closing Deliveries. On the Closing Date, the Purchaser shall deliver to the Vendor the following:

(a)	the Purchase Price plus G.S.T./H.S.T. (if applicable), subject to normal adjustments;

(c)	a G.S.T./H.S.T warranty and indemnity in accordance with Section 16 hereof; and

(d)	such further and additional documentation relating to the completion of this transaction as the Vendor or its solicitor may reasonably require.

16.
G.S.T. / H.S.T. Statutory Declaration. On the Closing Date, the Purchaser shall provide the Vendor with a G.S.T. / H.S.T. statutory declaration confirming that the Purchaser is a G.S.T. or H.S.T. registrant under the Excise Tax Act (Canada), as amended from time to time (the "Act") and providing the Vendor with the Purchaser's G.S.T. / H.S.T. registration number. If the Purchaser fails to provide the said statutory declaration by the Closing Date, or if the Purchaser is not on the Closing registered as a G.S.T. or H.S.T. registrant under the Act, then the Purchaser shall pay to the Vendor any tax required to be paid pursuant to the Act with respect to the transaction herein.

17.
Registration Costs / Title Insurance. The Vendor shall be responsible for the costs of preparing all conveyance documentation necessary to convey the Property to the Purchaser and the Purchaser shall be responsible for the costs of registering all conveyances necessary to convey the Property to the Purchaser, including the costs of obtaining title insurance. The Vendor shall be responsible for the cost of discharging all encumbrances other than the Permitted Encumbrances.

18.
Escrow Closing and Registration - Ontario Properties. The Vendor and Purchaser covenant and agree to cause their respective solicitors to enter into a document registration agreement in the form adopted by the Joint LSUC-CBAO Committee on Electronic Registration of Title Documents on March 29, 2004, or any successor version thereto (the “DRA”) to govern the electronic submission of the transfer/deed for the properties municipally known as 1 Hunter Valley Road, Orillia, Ontario and 2721 Plymouth Drive, Oakville, Ontario (collectively, the “Ontario Properties”) to the applicable Land Registry Office. The DRA shall outline or establish the procedures and timing for completing all registrations electronically and provide for all closing documents and closing funds to be held in escrow pending the submission of the transfer/deed to the Land Registry Office and their acceptance by virtue of each registration document being assigned a registration number. The DRA shall also provide that if there is a problem with the Teraview electronic registration system which does not allow the parties to electronically register all registration documents on Closing, the Closing Date shall be deemed to be extended until the next day when the said system is accessible and operating for the Land Registry Office applicable to the Ontario Properties.

19.
Escrow Closing and Registration. - Alberta Property. It is expressly acknowledged and agreed that the transfer of the beneficial ownership of the property municipally known as 5918 Roper Road, Edmonton, Alberta (the “Alberta Property”) is to be transferred from the Vendor to the Purchaser on the Closing Date and that the Purchase Price is to be held in trust by Vendor’s solicitor and not released until legal title to the Alberta Property has been registered in the name of the Purchaser or its designee. Accordingly, as a result of the registration delay at the Land Titles Office (Alberta), the parties agree that the Vendor’s solicitor shall hold the portion of the Purchase Price as it relates to the Alberta Property in trust until the Title Transfer Date, and that notwithstanding anything to the contrary, the transfer of the Alberta Property shall be effective as of the Closing Date notwithstanding that registration of title to the Alberta Property occurs at a later date. In addition to the Purchase Price, as it relates to the Alberta Property, the Purchaser shall pay to the Vendor a per diem amount of $82.60 from the Closing Date until the Title Transfer Date. Within a reasonable period of time following the Title Transfer Date, the Vendor shall provide a Certified Copy of Title to the Alberta Property evidencing discharge of all encumbrances except the Permitted Encumbrances.

20.
Planning Act (Ontario). The Purchaser and Vendor acknowledge and agree that this Agreement shall be effective to create an interest in the Ontario Properties only in the event that the subdivision control provisions of the Planning Act, R.S.O. 1990, c.P.13, as amended, are complied with by the Vendor at the Vendor’s expense on or before the completion of the transaction contemplated herein. Save as may be expressly provided to the contrary herein, the Vendor hereby covenants to proceed diligently to obtain any necessary consent or approval under the subdivision control provisions of said Act on or before completion. Any conditions of any such requisite consent shall be acceptable to the Purchaser, in its sole discretion.

21.
Assignment. Neither the Purchaser nor the Vendor shall have the right to assign this Agreement or its interest in the Property prior to the Closing Date or the Title Transfer Date, as applicable, without the prior consent of the other party (such consent not to be unreasonably withheld) provided that such assignment (even with such consent) shall not relieve the assignor, as the initial party to this Agreement, of any covenants or obligations hereunder.

22.
Costs and Expenses. Each of the Vendor and Purchaser shall pay the respective expenses and legal fees and disbursements arising from or in respect of the fulfilment by them of their respective obligations hereunder.

23.	Enurement. This Agreement shall enure to the benefit of and be binding upon the Vendor and Purchaser and their respective successors and permitted assigns.

24.
Notices. Any notice or documentation required or permitted to be given to the Purchaser or Vendor under the terms of this agreement shall be deemed to have been given if delivered to the following addresses. Delivery by email or facsimile shall be acceptable:

(a)	if to the Purchaser:

c/o Thermon Group Holdings, Inc.
Attn: Sarah Alexander
100 Thermon Drive
San Marcos, Texas 78666
Email: sarah.alexander@thermon.com

With a copy to:
Greenfields Law
120-4838 Richard Road SW
Calgary, AB T3E 6L1
Facsimile: 403.451.9687
E-mail: ryan@greenfields-law.com

(b)	if to the Vendor:

c/o Miller Thomson LLP
2700 10155 - 1-2 Street
Edmonton, AB T5J 4G8
Facsimile: 780.424.5866
E-mail: jyurkovich@millerthomson.com

25.
Conflict of Laws. This Agreement shall be governed by the laws of the Province of Alberta in respect of the Alberta property, and the laws of the Province of Ontario in respect of the Ontario Properties, and the federal laws of Canada applicable therein. The parties hereby attorn to the jurisdiction of the courts of the Province of Alberta and/or Ontario, as applicable.

26.	Time of the Essence. Time shall be of the essence of this Agreement.

27.
Counterpart. This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, all such counterparts shall together constitute, and be construed as, one instrument. A signed counterpart provided by way of facsimile transmission or in .pdf format shall be as binding upon the parties hereto as an originally signed counterpart.

[Remainder of page intentionally left blank. Signature page to follow].

IN WITNESS WHEREOF the Purchaser and the Vendor have caused this Agreement to be executed by their duly authorized signatory or signatories this 30th day of October, 2017.

PURCHASER:

) ) ) ) ) ) ) ) ) ) ) ) )	2071827 ALBERTA LTD.
	Per:	/s/ Bruce Thames
Name: Bruce Thames
Title: Director

	Per:	/s/ David Duval
Name: David Duval
Title:Director
I/We have the authority to bind the Purchaser

VENDOR:

) ) ) ) ) ) ) ) ) ) ) ) )	WHITEMUD PLACE PROPERTIES INC.
	Per:	/s/ Harold A. Roozen
Name: Harold A. Roozen
Title: President & CEO

Per:
Name:
Title:
I/We have the authority to bind the Vendor

SCHEDULE "A" - LANDS

Lands #1

5918 Roper Road, Edmonton, Alberta
Plan 0021816
Block 8
Lot 16
Excepting thereout all mines and minerals
Lands #2
1 Hunter Valley Road, Orillia, Ontario
Concession 3
Part Lot 7
Part Lot 8
RP 51R-29074
Part 1
Being all of PIN 58633-0005 (LT)
Lands #3
2721 Plymouth Drive, Oakville, Ontario
Plan RR491
pt. Block 1
RP20R9177
Parts 11-18
Being all of PIN 24902-0036 (LT)

SCHEDULE "B" - PERMITTED ENCUMBRANCES

General

1.
Encumbrances for taxes, assessments, public utilities or governmental charges or levies not at the time due or delinquent ; and undetermined or inchoate privileges or liens and charges incidental to current operations which have not at such time been filed pursuant to law against the Vendor and which relate to obligations not due or delinquent, provided that all such taxes, assessments, liens and charges shall be fully paid or adjusted at or before Closing.

2.
Servitudes, easements, rights-of-way, or other similar rights in land for sewers, electric lines, telegraphs and telephone lines and other utilities and services which do not in the opinion of the Purchaser the aggregate materially detract from the value of the Property or materially impair the existing uses of the Property, provided in each case that the same have been complied with in all respects.

3.
Minor encroachments onto or from neighbouring lands which are permitted under agreements with the owners of such lands and which do not in the opinion of the Purchaser the aggregate materially detract from the value of the Property or materially impair the existing uses of the Property, provided in each case that the same have been complied with in all respects.

4.	The reservations, limitations, provisos and conditions, if any, expressed in any original grant from the Crown, provided such are complied with in all respects.

5.
Registered subdivision, site-plan, development or other municipal agreements provided such have not expired, are complied with and do not materially detract from the value of the Property or materially impair the existing uses of the Property.

6.	The Leases.

7.
The provisions of applicable laws, including by-laws, regulations, ordinances and similar instruments relating to development and zoning, provided such in each case have been complied with in all material respects.

8.
Encumbrances of labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or operations which have not at the time been registered or filed pursuant to law against the Property; and provided that all such encumbrances are fully paid and discharged prior to Closing.

(Continues on next page)

Specific

Lands #1 (Edmonton)

None.

Lands #2 (Orillia)

Registration Number	Date (Y/M/D)	Particulars
RO256979	1967/11/16	By-Law
SC878611	2011/01/18	Transfer Easement in favour of Orillia Power Distribution Corporation over Part 1 on Plan 51R-37258
SC1115489	2014/02/14	Notice in favour of the Corporation of the City of Orillia

Lands #3 (Oakville)

Registration Number	Date (Y/M/D)	Particulars
Transfer Easement in favour of Western Pipe Lines registered December 30, 1954 as Instrument No. TW31355, as assigned to Trans-Canada Pipe Lines Limited by Instrument No. 95200
Notice in favour of the Corporation of the Town of Oakville
Transfer Easement in favour of the Corporation of the Town of Oakville
Part Lot Exemption By-Law
Application to Annex Restrictive Covenant
Transfer Easement in favour of Union Gas Limited
Transfer Easement in favour of the Corporation of the Town of Oakville
Notice Agreement with the Corporation of the Town of Oakville

SCHEDULE "C" - LEASES

Address	Tenant
5918 Roper Road, Edmonton, AB	CCI Thermal Technologies Inc.
1 Hunter Valley Road, Orillia, ON	CCI Thermal Technologies Inc.
2721 Plymouth Drive, Oakville, ON	CCI Thermal Technologies Inc.

SCHEDULE "D" - PURCHASE PRICE ALLOCATION

The Purchase Price shall be allocated among the Property as follows

(a)	2721 Plymouth Drive, Oakville, ON:	$11,900,000.00
(b)	1 Hunter Valley Road, Orillia, ON:	$ 5,500,000.00
(c)	5918 Roper Road, Edmonton, AB:	$13,660,000.00
	TOTAL	$31,060,000.00